Mail Stop 6010

								April 13, 2006



John F. DeBernardis, Ph.D.
Chief Executive Officer
Applied NeuroSolutions, Inc.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

	Re:	Applied NeuroSolutions, Inc.
		Schedule 14A
		Filed March 24, 2006
		File No. 1-13835

Dear Dr. DeBernardis:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Abstentions; Preferred Stock; Broker Non-Votes, page 1

1. Please disclose in this section which proposals have their approval assured. For example, we note from page 15 that approval of the subsidiary-parent merger is assured.

Proposal 1, page 4

2. Please include the information described in Item 401(a)(1) of Regulation S-B for David Ellison and Daniel J. Kerkman. See Item
7(b)
of Schedule 14A.

Proposal 2, page 14

3. It appears this proposal has two purposes: (1) to correct the technical errors in the certificate of incorporation, such that the
200 million authorized common shares and the name change are adopted through the appropriate procedure; and (2) to increase the number of authorized common shares to 400 million. Please separate these two actions into two proposals.

4. Does the Amended and Restated Certificate of Incorporation included as Appendix B differ from the last properly adopted certificate in any way other than the change in the number of authorized common shares and the company name? If so, please describe in the filing these changes and their purpose. Depending on what they are, it may be appropriate to discuss them in a separate proposal. We may have further comments.

Background: Reason for the Merger, page 15

5. It appears the number of shares that are currently properly authorized is 22.4 million. Please disclose how many shares are currently outstanding.

6. We note you were advised a subsidiary-parent merger would be "the best, most practical, least time-consuming and lease expensive approach" to correcting the certificate of incorporation. Please briefly compare this "merger" approach to simply amending the certificate of incorporation without a merger. What steps and expenses does a merger help you to avoid?

Increase in Number of Authorized Shares of Common Stock, page 16

7. Please disclose the following:

* The number of shares currently available for issuance based on
22.4
million authorized shares;
* The number of shares currently available for issuance based on
200
million authorized shares;
* The number of shares reserved for issuance under the company`s stock option plan, assuming Proposal 3 is approved;
* The number of shares the company would be required to issue upon the exercise of outstanding warrants; and
* The number of shares to be issued in a capital-raising transaction.

8. Please also describe the planned capital-raising transaction.


*	*	*


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Adam Eilenberg, Esq.
	Ehrenreich Eilenberg & Krause LLP
	11 East 44th St., 17th Floor
	New York, New York 10017
??

??

??

??

John F. DeBernardis
Applied NeuroSolutions, Inc.
April 13, 2006
Page 1